[Bankrate Letterhead]

June 10, 2011

Mr. H. Christopher Owings

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

VIA EDGAR AND OVERNIGHT DELIVERY

Re:	Bankrate, Inc.
Registration Statement on Form S-1
Filed April 15, 2011
File No. 333-173550

Dear Mr. Owings:

On behalf of Bankrate, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed our responses to the comment letter to Mr. Edward J. DiMaria, Chief Financial Officer of the Company, dated June 9, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3 to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. All page references in the responses set forth below refer to pages of the Registration Statement.

Use of Proceeds, page 35

1.	Staff’s Comment: We note you intend to use approximately $37.8 million of the net proceeds from this offering to pay fees pursuant to the Material Event Investment Advisory Agreement. We also note your disclosure on page 121 that this agreement involves your retaining of Apax Partners L.P. to provide advisory services relating to refinancing, recapitalization, public offerings and other exit events, advice relating to acquisitions and divestitures and certain other services. Please revise to provide an allocation of the $37.8 million to the various services you were provided. Please supplementally illustrate to us how you determined the allocation and calculation of these fees.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

June 10, 2011

Response: In response to the Staff’s comment, we intend to revise page 35 of the Registration Statement to add the following disclosure: “The $37.8 million in fees described above is equal to 3% of the equity value of the Company immediately prior to this offering based on the public offering price, excluding equity for which Class B Common Stock of Holdings is exchanged in the Recapitalization and the Merger. Accordingly, this amount will increase if the public offering price increases and will decrease if the public offering price decreases.” We respectfully advise the Staff that assuming a public offering price of $15.00, the amount of these fees are calculated as follows:

(in thousands)
Number of shares outstanding		87,500
Shares for which Class B Common Stock was exchanged and converted		(3,402)

Number of shares outstanding, net		84,098
Public offering price per share	x	$15.00

Equity value, net		$1,261,471
Multiplied by:	x	3%

Fees		$37,844

We also intend to revise pages 44 and 143 of the Registration Statement to cross-reference this disclosure. We further confirm to the Staff that the amount of these fees payable to Ben Holding S.à r.l. is 3% of value at the IPO price of Ben Holding S.à r.l.’s shares in Bankrate, Inc., or $34.7 million.

As requested, we confirm to the Staff that no amounts are expected to be paid pursuant to the Material Event Investment Advisory Agreement except as included in the $37.8 million amount discussed above. The Material Event Investment Advisory Agreement will terminate in connection with the offering, as described on page 122 of the Registration Statement.

Dilution, page 38

2.	Staff’s Comment: We note your pro forma net tangible book value per share as of March 31, 2011 is based on the actual net tangible book deficit and gives effect to the Merger and Recapitalization. Please revise and expand your table to include: (1) the historical net tangible book value per share as of March 31, 2011 before the effect of the Merger and Recapitalization; (2) the change attributable to the exchange and conversion of outstanding Common and Preferred Stock of Holdings into 87,379,822 shares of common stock of the Company in the Recapitalization and the Merger; and (3) pro forma net tangible book value per share as of March 31, 2011 before the offering.

Response: In response to the Staff’s comment, we intend to revise the table on page 38 of the Registration Statement by deleting the line entitled “Pro forma net tangible book deficit per share of common stock as of March 31, 2011” and inserting the following

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

June 10, 2011

lines in its place:

Historical net tangible book deficit per share of common stock as of March 31, 2011 (before the effect of the Merger and Recapitalization)	$(58.93)
Increase in net tangible book value per share attributable to the Recapitalization and Merger	$56.14

Pro forma net tangible book deficit per share as of March 31, 2011, based on shares outstanding immediately prior to the closing of this offering	$(2.79)

3.	Staff’s Comment: You disclose that net tangible book value per share is determined by including shares of common stock issuable upon conversion of your preferred stock; however, the corresponding amount reflected in the table is pro forma net tangible book value. Please revise your descriptions of net tangible book deficit per share, pro forma net tangible book deficit per share and pro forma as adjusted net tangible book deficit per share to clearly distinguish historical amounts, amounts adjusted for the Recapitalization and Merger; and amounts adjusted giving effect to the Recapitalization, Merger and offering.

Response: In response to the Staff’s comment, we intend to revise pages 27, 38 and 39 of the Registration Statement to clarify our terminology. In particular, we intend to define the historical book deficit per share prior to the Recapitalization and Merger as “net tangible book value (deficit) per share”, book deficit per share immediately prior to the consummation of this offering (i.e. after the Recapitalization and Merger) as “pro forma net tangible book value (deficit) per share” and book deficit per share immediately after the consummation of the offering as “pro forma as adjusted net tangible book value (deficit) per share.”

Unaudited Pro form Condensed Consolidated Balance Sheet as of March 31, 2011, page 41

4.	Staff’s Comment: Please revise your pro forma footnotes to disaggregate the various transactions. That is, please provide separate adjustments giving effect to the Recapitalization and Merger, Offering, and Notes Redemption.

Response: In response to the Staff’s comment, we intend to revise notes (a) and (f) on page 41 of the Registration Statement to include separate columnar disclosure of the amount of the identified adjustments attributable to (1) the Recapitalization and Merger, (2) the Offering, and (3) the Notes Redemption. Specifically, we intend to revise note (a) to read as follows:

(a)	Represents the adjustment to cash and cash equivalents for sources and uses of funds from this offering in addition to the effects of the Merger as summarized below:

	Effect of Recapitalization and Merger	Effect of Offering	Effect of Notes Redemption	Total
Cash from Holdings	$875	$—	$—	$875
Net proceeds from this offering, net of expenses	—	127,875	—	127,875
Use of proceeds to effect Notes Redemption	—	—	(117,338)	(117,338)
Use of cash to pay accrued but unpaid interest	—	—	(2,535)	(2,535)

Pro forma adjustment	$875	$127,875	$(119,873)	$8,877

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

June 10, 2011

We also intend to revise note (f) to read as follows:

(f)	Reflects the impact of the Recapitalization and Merger, this offering and the Notes Redemption:

		Effect of Recapitalization and Merger	Effect of Offering	Effect of Notes Redemption	Total
Contribution of cash and prepaids from Holdings from Merger		1,608	$—	$—	1,608
Impact of costs of Recapitalization and Merger, offering and Notes Redemption	(1)	—	(37,844)	(16,785)	(54,629)
Issuance of common stock in this offering, net of underwriting fees and offering expenses		—	165,719	—	165,719

Pro forma adjustment		$1,608	$127,875	$(16,785)	$112,698

(1)	Costs included in the impact of costs do not include the impact of de minimis expenses related to the Merger and Recapitalization of approximately $155,000.

5.	Staff’s Comment: We note that your pro forma adjustment reflecting the impact of Transaction costs has aggregated the costs related to the offering with the costs related to the Recapitalization and Merger. Please adjust your filing to break out these costs in the pro forma footnote. Generally, pro forma adjustments should be presented gross on the face of the pro forma statements. Alternatively, a more detailed explanation of the components of the adjustments may be presented in the notes to the pro forma statements.

Response: In response to the Staff’s comment, we intend to revise note (f) on page 41 of the Registration Statement, “Impact of Transaction Costs,” as shown above to disclose that “[c]osts included in the impact of costs do not include the impact of de minimis expenses related to the Merger and Recapitalization of approximately $155,000.” In light of the immaterial amount of such costs, we do not believe that further adjustments to the pro forma calculations are required or would further in any significant respect a prospective investor’s understanding of the Company, especially as the Recapitalization, Merger and offering are interdependent and are not intended to be stand-alone transactions.

We further advise the Staff that we intend to revise pages 9, 17, and 40 through 43 of the Registration Statement to clarify that the summary pro forma financial data and pro forma condensed consolidated financial statements do not give effect to the Exchange Offer.

*        *        *         *

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

June 10, 2011

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (917) 368-8608.

Sincerely,

/s/ Edward J. DiMaria
Edward J. DiMaria
Senior Vice President – Chief Financial Officer

cc:	Benjamin M. Roth, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52 Street
New York, NY 10019